Exhibit 99.3

PRESS RELEASE WWW.CONTINENTALENERGY.COM OTC-BB: CPPXF

Source: Continental Energy Corporation

CONTINENTAL ENERGY WITHDRAWS FROM ACG

JAKARTA – May 22, 2009 - Continental Energy Corporation (OTCBB: CPPXF) today announced that its Continental Energy (South Bengara-II) Pte. Ltd. subsidiary (“CESB2”) has withdrawn from participation in its ACG joint venture.

In accordance with the provisions of an agreement with Adelphi Energy Limited (“Adelphi”) and GeoPetro Resources (South Bengara-II) Pte. Ltd. (“GeoPetro”); both CESB2 and GeoPetro withdrew as shareholders from the group's joint venture company, ACG (South Bengara-II) Pte. Ltd.

Consequently, CESB2 has returned its entire 24.999% shareholding in ACG to Adelphi and has received repayment of a loan it had previously made to Adelphi.

The group’s joint bid agreement which provided for the establishment of ACG and operations on the recently awarded South Bengara-II PSC, onshore Indonesia, has been terminated.

Continental President and COO, Andrew T. Eriksson, said of the withdrawal: "The current world oil price and financial situation increases the expected difficulty in farming out or otherwise raising exploration capital needed for the project. We view South Bengara-II Block as a high risk exploration property and combined with the substantial cash demands on needed exploration work we could not justify our continued participation in the project.”

On behalf of the Company,
Richard L. McAdoo
Chairman & CEO

About Continental Energy Corporation:
Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. For further information, please visit our web site at www.continentalenergy.com.

No securities regulatory authority has either approved or disapproved the contents of this news release.
Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.
For more information please contact Chip Langston at 214-800-5135, Suite 200 One Energy Square, 4925 Greenville Ave, Dallas, Texas, 75260